EXHIBIT 99.3
Consolidated Financial Statements
Nuvei Corporation
Years ended December 31, 2021 and 2020
(in thousands of US dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nuvei Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Nuvei Corporation and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss and comprehensive income or loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. 3
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Valuation of technologies and partner and merchant relationships intangible assets acquired in the Base Commerce LLC (Base), Mazooma Technical Services Inc. (Mazooma), and SimplexCC Ltd. (Simplex) business combinations

As described in note 4 to the consolidated financial statements, the Company completed the business combinations of Base, Mazooma, and Simplex in 2021 for a total consideration of $437.8 million which resulted in intangible assets of $136.3 million related to technologies and $117.8 million related to partner and merchant relationships. To estimate the fair value of the intangible assets, management uses the royalty relief method to value technologies and the excess earnings method to value partner and merchant relationships using discounted cash flow models. Management applied judgment in estimating the fair value of intangible assets acquired, which involved the use of assumptions with respect to revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of technologies and partner and merchant relationships intangible assets acquired in the Base, Mazooma, and Simplex business combinations is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value of these intangible assets acquired due to the judgment by management when developing the estimates; (ii) the significant audit effort in evaluating the assumptions related to revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) reading the purchase agreements; and (ii) testing management’s process for estimating the fair value of the technologies and partner and merchant relationships intangible assets acquired in the Base, Mazooma and Simplex business combinations. Testing management’s process included evaluating the appropriateness of the valuation methods and models, testing the completeness and accuracy of underlying data provided by management, and evaluating the reasonableness of the assumptions, including revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates. Evaluating the reasonableness of assumptions used by management related to revenue and gross margin forecasts and partner and merchant attrition rates involved considering the current and past performance of the acquired businesses, similar prior business combinations made by the Company, and consistency with third party information. The reasonableness of the royalty rates was evaluated by considering comparable prior business combinations made by the Company and industry data. Professionals with specialized skill and knowledge were used to assist us in evaluating the appropriateness of management’s methods, models, and the reasonableness of the discount rates.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada
March 8, 2022

We have served as the Company’s auditor since 2005.

Nuvei Corporation
Consolidated Statements of Financial Position
As at December 31, 2021 and 2020

(in thousands of US dollars)
	Notes	2021	2020
		$	$
Assets

Current assets
Cash		748,576	180,722
Trade and other receivables	5	39,262	32,055
Inventory	6	1,277	80
Prepaid expenses		8,483	4,727
Income taxes receivable		3,702	6,690
Current portion of advances to third parties	7	3,104	8,520
Current portion of contract assets		1,354	1,587

Total current assets before segregated funds		805,758	234,381
Segregated funds		720,874	443,394

Total current assets		1,526,632	677,775

Non-current assets
Advances to third parties	7	13,676	38,478
Property and equipment	8	18,856	16,537
Intangible assets	4, 9	747,600	524,232
Goodwill	4, 9	1,126,768	969,820
Deferred tax assets	18	13,036	3,785
Contract assets		1,091	1,300
Processor deposits		4,788	13,898
Other non-current assets		3,023	1,944

Total Assets		3,455,470	2,247,769

Nuvei Corporation
Consolidated Statements of Financial Position
As at December 31, 2021 and 2020

(in thousands of US dollars)
	Notes	2021	2020
		$	$
Liabilities

Current liabilities
Trade and other payables	10	101,848	64,779
Income taxes payable		13,478	7,558
Current portion of loans and borrowings	12	7,349	2,527
Other current liabilities	11	13,226	7,132

Total current liabilities before due to merchants		135,901	81,996
Due to merchants		720,874	443,394

Total current liabilities		856,775	525,390

Non-current liabilities
Loans and borrowings	12	501,246	212,726
Deferred tax liabilities	18	71,100	50,105
Other non-current liabilities	11	4,509	1,659

Total Liabilities		1,433,630	789,880

Equity

Equity attributable to shareholders
Share capital	14	2,057,105	1,625,785
Contributed surplus		69,943	11,966
Deficit		(108,749)	(211,042)
Accumulated other comprehensive income (loss)		(8,561)	22,470

		2,009,738	1,449,179
Non-controlling interest		12,102	8,710

Total Equity		2,021,840	1,457,889

Total Liabilities and Equity		3,455,470	2,247,769
Contingencies	26
Subsequent events	27
Approved by the Board of Directors
(signed) Philip Fayer	(signed) Michael Hanley
Chair of the Board	Chair of the Audit Committee
The accompanying notes are an integral part of these consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
For the years ended December 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

		2021	2020
	Notes	$	$
Revenue	15	724,526	376,226
Cost of revenue	15	147,755	69,255
Gross profit		576,771	306,971

Selling, general and administrative expenses	15	431,303	234,972
Operating profit		145,468	71,999

Finance income	16	(2,859)	(5,427)
Finance costs	16	16,879	159,091
Net finance costs		14,020	153,664
Loss (gain) on foreign currency exchange	2	(513)	18,918
Income (loss) before income tax		131,961	(100,583)

Income tax expense	18	24,916	3,087
Net income (loss)		107,045	(103,670)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences		(31,031)	32,855
Comprehensive income (loss)		76,014	(70,815)

Net income (loss) attributable to:
Common shareholders of the Company		102,293	(106,230)
Non-controlling interest		4,752	2,560
		107,045	(103,670)

Comprehensive income (loss) attributable to:
Common shareholders of the Company		71,262	(73,375)
Non-controlling interest		4,752	2,560
		76,014	(70,815)

Net income (loss) per share	19
Net income (loss) per share attributable to common shareholders of the Company
Basic		0.73	(1.08)
Diluted		0.71	(1.08)
The accompanying notes are an integral part of these consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2021 and 2020

(in thousands of US dollars)

		2021	2020
	Notes	$	$
Cash flow from operating activities
Net income (loss)		107,045	(103,670)
Adjustments for:
Depreciation of property and equipment	8	5,811	5,121
Amortization of intangible assets	9	85,017	64,552
Amortization of contract assets		2,180	2,114
Share-based payments	17	53,180	10,407
Net finance costs	16	14,020	153,664
Loss (gain) on foreign currency exchange		(513)	18,918
Income tax expense	18	24,916	3,087
Write-down of inventory to net realizable value	6	—	513
Impairment on disposal of a subsidiary	4b	—	338
Changes in non-cash working capital items	24	21,604	(2,281)
Interest paid		(14,351)	(43,788)
Income taxes paid		(32,052)	(14,223)
		266,857	94,752
Cash flow used in investing activities
Business acquisitions, net of cash acquired	4a	(387,654)	(67,537)
Proceeds from the sale of a subsidiary, net of cash	4b	—	19,045
Decrease (increase) in other non-current assets		10,525	(1,683)
Net decrease in advances to third parties	7	9,190	9,401
Acquisition of property and equipment	8	(5,728)	(3,395)
Acquisition of intangible assets	9	(21,441)	(14,448)
		(395,108)	(58,617)
Cash flow from financing activities
Proceeds from loans and borrowings	12	300,000	110,000
Transaction costs related to loans and borrowings	12	(5,529)	(3,380)
Proceeds from exercise of stock options	14	8,994	—
Proceeds from issuance of shares	14	424,833	758,597
Transaction costs from issuance of shares	14	(15,709)	(42,966)
Repayment of loans and borrowings	12	(2,560)	(642,786)
Payment of lease liabilities		(2,594)	(2,439)
Dividend paid by subsidiary to non-controlling interest		(1,360)	(940)
Repayment of convertible debentures from shareholders	13	—	(93,384)
		706,075	82,702
Effect of movements in exchange rates on cash		(9,970)	1,813
Net increase in cash		567,854	120,650
Cash – Beginning of Year		180,722	60,072
Cash – End of Year		748,576	180,722
The accompanying notes are an integral part of these consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2021 and 2020

(in thousands of US dollars)

		Attributable to shareholders of the Company				Non- Controlling interest	Total equity
	Notes	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)
		$	$	$	$	$	$

Balance as at January 1, 2020		450,523	1,603	(104,812)	(10,385)	7,090	344,019

Contributions and distributions
Share issuance	4, 14	1,175,066	—	—	—	—	1,175,066
Share redemption	17	(1)	—	—	—	—	(1)
Exercise of stock options	17	197	(44)				153
Equity-settled share-based payments	17	—	10,407	—	—	—	10,407
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(940)	(940)
Net loss and comprehensive loss		—	—	(106,230)	32,855	2,560	(70,815)

Balance as at December 31, 2020		1,625,785	11,966	(211,042)	22,470	8,710	1,457,889

Balance as at January 1, 2021		1,625,785	11,966	(211,042)	22,470	8,710	1,457,889

Contributions and distributions
Share issuance	14	419,609	—	—	—	—	419,609
Exercise of stock options	14, 17	11,711	(2,717)	—	—	—	8,994
Equity-settled share-based payments	15	—	53,180	—	—	—	53,180
Tax effect - equity-settled share-based payments	18	—	7,514	—	—	—	7,514
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(1,360)	(1,360)
Net income and comprehensive income		—	—	102,293	(31,031)	4,752	76,014

Balance as at December 31, 2021		2,057,105	69,943	(108,749)	(8,561)	12,102	2,021,840
The accompanying notes are an integral part of these consolidated financial statements.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
1. Reporting entity
Nuvei Corporation (“Nuvei” or the “Company”) is a global payment company providing payment solution to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”).
On September 22, 2020, the Company completed its Canadian initial public offering on the Toronto Stock Exchange ("TSX", "TSX listing"). The Company’s Subordinate Voting Shares are listed on the TSX under the symbol “NVEI”. On October 6, 2021, the Company completed its public offering on the Nasdaq Global Select Market ("Nasdaq", "Nasdaq listing"), under the symbol "NVEI". Following the Nasdaq listing, on October 13, 2021, Nuvei voluntarily delisted its "NVEI.U" US dollar ticker on the TSX. Nuvei's Subordinate Voting Shares continue to trade on the TSX in Canadian dollars under the symbol "NVEI".
2. Basis of preparation and consolidation
Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements as at and for the years ended December 31, 2021 and 2020 were authorized for issue by the Company’s Board of Directors on March 7, 2022.
Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for:
•Advances to third parties (note 7), contingent considerations and put option liability (note 11), and investments, which are measured at fair value; and
•Share-based compensation transactions, which are measured pursuant to IFRS 2, Share-based Payment (note 17).
Operating segments
The Company has one reportable segment for the provision of payment technology solutions to merchants and partners in North America, Europe, Middle East and Africa, Latin America and Asia Pacific.
Use of estimates, judgments and assumptions
The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, judgments and assumptions.
Judgments
Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements include the following:
Revenue recognition (note 3)
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
recognition process, all of which require the exercise of judgment and use of assumptions. In addition, the Company has applied judgment in assessing the principal versus agent considerations for its transaction and processing services.
Determining the fair value of identifiable intangible assets following a business combination (note 4)
The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.
Expense recognition of share-based payments with performance conditions (note 17)
The expense recognized for share-based payments for which the performance conditions have not yet been met is based on an estimation of the probability of achieving the performance conditions and the timing of their achievement, which is difficult to predict. The final expense is only determinable when the outcome is known.
Assumptions and estimation uncertainties
Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:
•Estimating the recoverable amount of goodwill (note 9);
•Estimating the provision for losses on merchant accounts (note 11);
•Estimating the fair value of share-based payment transactions (note 17);
•Estimating the recoverable amount of tax balances for recognition of tax assets (note 18); and
•Estimating the fair value of financial instruments carried at fair market value and considered level 3 measurement (note 22).
COVID-19 impact on judgments, assumptions and estimation uncertainties
The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict.
The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we do business. The negative impact of the COVID-19 pandemic on our business and the consolidated financial statements for the years ended December 31, 2021 and 2020 has been limited.
There continues to be uncertainty regarding the overall severity, extent and duration of the COVID-19 pandemic, including the emergence of variant strains such as Delta and Omicron and the ability to control resurgences worldwide, making it difficult to assess the future impact on our employees, partners, merchants and their customers, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain future developments, including: the duration and spread of the outbreak; government responses to the pandemic; delays in vaccine rollout; the effectiveness of vaccines against the virus and its mutations; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; the impact on economic activity and domestic and international trade; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Reclassification of comparative information
In the first quarter of 2021, certain comparative figures related to foreign currency exchange gains or losses have been reclassified to conform with the presentation for the current year. For the year ended December 31, 2020, a foreign currency exchange loss of $11,020, which had previously been classified in net finance costs and a foreign currency exchange loss of $7,898 previously classified within Selling, general and administrative expenses (“SG&A”) were reclassified as an aggregate amount within Loss (gain) on foreign currency exchange in the consolidated statement of profit or loss. The cash flow from operating activities was reclassified to align with this presentation with no impact on the total cash flow from operating activities. These reclassifications resulted in a revision to operating profit for the year ended December 31, 2020 from $64,101 as previously reported, to $71,999 but had no impact on net income or net income per share. The Company believes this presentation provides more relevant information on the total foreign currency exchange amounts incurred during the reporting period, and provides better comparability of SG&A expenses and net finance costs in the consolidated statement of profit or loss. Certain others comparative figures have been reclassified to conform to the current year's presentation.
3. Significant accounting policies and new accounting standards
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company’s subsidiaries, unless otherwise indicated.
Foreign currency
Functional and presentation currency
These consolidated financial statements are presented in US dollars, which is also the Company’s functional currency.
Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of entities of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
Foreign currency differences are recognized in profit or loss.
Foreign operations
The assets and liabilities of foreign operations whose functional currency is not the US dollar, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at the exchange rates at the reporting date. The revenue and expenses of foreign operations are translated into US dollars at the average exchange rate for the period.
Foreign currency differences are recognized in other comprehensive income (loss) in the cumulative translation reserve (accumulated other comprehensive income (loss)), except to the extent that the translation difference is allocated to the non-controlling interest.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Business combinations
Business combinations are accounted for using the acquisition method at the acquisition date. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or a liability resulting from a contingent consideration arrangement. Contingent consideration is subsequently remeasured at fair value, with any resulting gain or loss recognized and included in the consolidated statements of profit or loss and comprehensive income or loss. Contingent consideration that is payable contingent upon key employees’ continued employment with the Company is expensed over the service period. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company measures goodwill as the fair value for the consideration transferred including the recognized amount of any non controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized immediately in the consolidated statements of profit or loss and comprehensive income or loss as a gain from a bargain purchase.
To estimate the fair value of the intangible assets, management uses the excess earnings method to value partner and merchant relationships and the royalty relief method to value technologies using discounted cash flow models. Management developed assumptions related to revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates.
If the final purchase price allocation for a business combination is incomplete, the Company reports provisional amounts for the items for which the accounting is incomplete. Provisional amounts are adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amount recognized at that date. The measurement period is the period from the acquisition date to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year.
Transaction costs, other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred and recorded under selling, general and administrative expenses in the consolidated statement of profit or loss and comprehensive income or loss.
Basis of consolidation
Subsidiaries
Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
The Company’s principal subsidiaries, their jurisdiction of incorporation and the Company’s percentage ownership share of each are as follows:

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Subsidiary	Jurisdiction of incorporation	Ownership percentage
Loan Payment Pro ("LPP")	United States	60%
Nuvei Commerce LLC (formerly known as "Base Commerce Acquisition Company, LLC")	United States	100%
Nuvei Consulting Services Ltd. (Fomerly known as "SafeCharge (Israel) Ltd.")	Israel	100%
Nuvei International Group Limited (formerly known as "SafeCharge International Group Limited")	Guernsey	100%
Nuvei Ltd. (formerly known "SafeCharge Digital Limited")	Cyprus	100%
Nuvei Technologies Corp.	Canada	100%
Nuvei Technologies Inc.	United States	100%
Nuvei Technology & Services B.V. (formerly known as "Smart2Pay Technology & Services B.V.")	Netherlands	100%
Nuvei US LLC (formerly known as "Mazooma US Inc.")	United States	100%
SimplexCC Ltd.	Israel	100%
Non-controlling interest
In the case of a business combination involving less than 100% of ownership interests, a non-controlling interest is measured either at fair value or at the non-controlling interest’s share of the identifiable net assets of the acquiree. The basis of measurement is determined on a transaction-by-transaction basis. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Transactions eliminated on consolidation
Intercompany balances and transactions, and any unrealized revenue and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.
Revenue from contracts with customers
Performance obligations and revenue recognition policies
Revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for these goods and services. The following describes the nature and timing of the satisfaction of performance obligation in contracts with customers, including significant payment terms, and the related revenue recognition policies.
Merchant transaction and processing services
Revenue from the Company’s merchant transaction and processing services revenues are derived primarily from e-commerce and retail point of-sale payment processing services, and stem from relationships with individual merchants. Additionally, transaction and processing services revenues stem from contracts with financial institutions and other merchant acquirers. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for merchants.
The Company’s transaction and processing revenues primarily comprise (a) fees calculated based on a percentage of monetary value of transactions processed; (b) fees calculated based on number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
The Company’s promise to its customers is to stand ready to process transactions the customer requests on a daily basis over the contract term. The Company has determined that the merchant transaction and processing services represent a stand-ready series of distinct days of service that are substantially the same and have the same pattern of transfer to the customer. As a result, the Company has determined that merchant arrangements for transaction and processing services represent one performance obligation. Substantially all of the Company’s revenues are recognized over time as a daily series over the term of the contracts.
To provide the transaction and processing services, the Company routes and clears each transaction, and obtains authorization for the transaction and requests funds settlement from the card issuing financial institution, through the applicable payment network. When third parties are involved in the transfer of goods or services to a customer, the Company considers the nature of each specific promised good or service and applies judgment to determine whether it controls the good or service before it is transferred to a customer or whether it is acting as an agent of the third party. To determine whether or not it controls the good or service before it is transferred to the customer, the Company assesses a number of indicators including whether it or the third party is primarily responsible for fulfillment and which party has discretion in determining pricing for the good or service. Based on the Company’s assessment of these indicators, it has concluded that its promise to the customer to provide transaction and processing services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. When the Company does not have the ability to direct the use of and obtain substantially all of the benefits of the services provided by the card issuing financial institutions and payment networks before these services are transferred to the customer, and on that basis, it does not control these services prior to being transferred to the customer, the Company presents revenues net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks. In all other instances, the transaction and processing services revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement.
Since the timing and quantity of transactions to be processed by the Company is not determinable in advance, and the consideration received is contingent upon the customers’ uses (e.g. a percentage of the transaction value or a fixed fee per transaction, number of payment transactions processed, or number of cards on file), the total transaction price is variable. The Company has determined that the performance obligation to provide merchant transaction and processing services meets the allocation of variable consideration exception criteria in that (a) the terms of the variable payment relate specifically to the entity’s efforts to satisfy the performance obligation or transfer the distinct service and (b) allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective when considering all of the performance obligations and payment terms in the contract. As a result, the Company allocates and recognizes variable consideration in the period it has the contractual right to invoice the customer.
Other revenues
The Company may sell hardware (“point-of-sale equipment”) as part of its contracts with customers. Hardware consists of terminals or gateway devices. The Company does not manufacture hardware but purchases hardware from third-party vendors and holds the hardware in inventory until purchased by a customer. The Company accounts for sales of hardware as a separate performance obligation and recognizes the revenue at its stand-alone selling price when a customer obtains control of the hardware, which is generally when the hardware is shipped.
Segregated funds and due to merchants
Segregated funds represent amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with the Company’s banks and are segregated from operating funds. Both the segregated funds and the due to merchants are derecognized when the transaction is settled.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Contract assets
Contract assets consist of costs to obtain contracts with customers, including employee sales commissions and fees to third party agents. At contract inception, the Company capitalizes such costs that it expects to recover and that would not have been incurred if the contract had not been obtained.
Consistent with the basis of transfer of the processing services to the customer, contract assets are amortized on a straight-line basis, over the expected period of contract benefit (ranging from three to five years), beginning when the accounts are activated and producing revenues. Amortization of contract assets is recorded in selling, general and administrative expense in the Company’s consolidated statement of profit or loss and comprehensive income or loss. Costs to obtain a contract with an expected period of benefit of one year or less are recognized as an expense when incurred.
Inventory
Inventory consists of point-of-sale terminals and is measured at the lower of cost and net realizable value. Cost includes purchase, conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is determined using the first-in, first-out method. Net realizable value is defined as the estimated selling price in the ordinary course of business, less selling expenses.
Property and equipment
Recognition and measurement
Property and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (major components) of property and equipment.
Depreciation
Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in profit or loss as follows:

Assets	Period
Terminals	3 to 5 years
Computer equipment	3 years
Office equipment, furniture and fixtures	5 years
Leasehold improvements	Lease term
Right-of-use assets – Buildings	Lease term
Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
Intangible assets and goodwill
Recognition and measurement
Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses.
Research and development of software
The Company develops software that is used in providing processing services to customers.
Expenditure on research activities is recognized in profit or loss as incurred.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is carried at cost less accumulated amortization and any accumulated impairment losses.
Other intangible assets
Other intangible assets, including trademarks, technologies and partner and merchant relationships, that are acquired by the Company and have finite useful lives are carried at cost less accumulated amortization and any accumulated impairment losses.
Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.
Amortization
Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.
The estimated useful lives for current and comparative periods are as follows:

Assets	Period
Development costs – Computer software	3 - 5 years
Trademarks	3 - 15 years
Technologies	3 - 15 years
Partner and merchant relationships	5 - 15 years
Amortization methods, useful lives and residual values are reviewed at each reporting date and are adjusted if appropriate.
Impairment of non-financial assets
At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested for impairment annually as at October 1 and whenever an impairment trigger is identified.
For impairment testing purposes, assets that cannot be tested individually are grouped to form the smallest group of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets (“cash-generating units” or “CGUs”). Goodwill is allocated to the CGU or CGU group that is expected to benefit from the synergies resulting from the business combination. Each unit or group of units to which goodwill is allocated is not to be larger than an operating segment.
An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. Fair value is determined through various valuation techniques including discounted cash flow models, valuation multiples, quoted market values and third party independent appraisals, as considered necessary. To estimate value in use, management estimates future cash flows from each asset or CGU, which are then discounted using a pre-tax discount rate that reflects current market appraisals of the time value of money and of risks of the specific asset. The data used for the impairment tests are directly related to the most recent forecast approved by the Company and are adjusted as needed to exclude the impact of future restructuring and improvements to assets.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Impairment losses are recognized in profit and loss. When recognized as CGUs, impairment losses are first allocated to reduce the carrying amount of goodwill allocated to the CGU, and then to reduce the carrying amount of the other assets of the CGU on a pro rata basis on the basis of the carrying amount of each asset in the CGU.
Goodwill impairment losses are not reversed. Impairment losses on non-financial assets other than goodwill are assessed at each reporting date for any indications that the loss has decreased or has been eliminated. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recorded.
Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.
A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.
Provision for losses on merchant accounts
Disputes between a cardholder and a merchant arise periodically, primarily as a result of their customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by the Company. The Company then charges back to the merchant the amount refunded to the financial institution. As such, the Company is exposed to credit risk in relation to the merchant since the Company assumes the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse the Company. The Company also offers transaction guarantee solutions to certain merchants.
A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. Management evaluates the risk for such transactions and estimates the loss for disputed transactions based primarily on historical experience and other relevant factors. Management analyzes the adequacy of its provision for losses on merchant accounts in each reporting period.
The net charge for the provision for merchant losses is presented in selling, general and administrative expenses in the consolidated statement of profit or loss and comprehensive income or loss. When a transaction guarantee solution is provided in the merchant agreement, the related provision for merchant losses is presented in cost of revenue.
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use assets are presented within property and equipment.
The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Lease terms range from zero to ten years for facilities. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate unless the interest rate implicit in the lease can be readily determined.
Lease payments included in the measurement of the lease liability comprise:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
At commencement or on modification of a contract that contains a lease component, the Company has elected not to separate non-lease components and instead to account for the lease and non-lease components as a single lease component.
Short-term leases and leases of low-value assets
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases of low-value assets. The Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.
Financial instruments
Recognition and initial measurement
Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Classification and subsequent measurement
Financial instruments are classified into the following specified categories: amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. The Company’s financial instruments have been classified as follows:

Financial instruments	Classification
Financial assets
Cash	Amortized cost
Trade and other receivables	Amortized cost
Segregated funds	Amortized cost
Advances to third parties	FVTPL
Processor deposits	Amortized cost
Investments [1]	FVTPL

Financial liabilities
Trade and other payables	Amortized cost
Put option liability [2]	FVTPL
Contingent considerations [3]	FVTPL
Due to merchants	Amortized cost
Loans and borrowings	Amortized cost
1 Investments are presented as Other non-current assets in the Consolidated Statements of Financial Position
2 Put option liability is presented as Other liabilities in the Consolidated Statements of Financial Position
3 Contingent considerations are presented as Other liabilities in the Consolidated Statements of Financial Position
Financial assets classified and measured at amortized cost are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured using the effective interest method, less any impairment loss if:
•The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.
Interest income or expense is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.
Financial assets that do not meet the above conditions are classified and measured at FVTPL and any transaction costs are expensed as incurred.
A financial liability is classified at FVTPL if it is classified as held-for-trading, it is a contingent consideration in a business combination, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value are measured at fair value and net gains and losses, including interest expense, are recognized in profit or loss.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Derecognition
The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount presented in the consolidated statements of financial position only when the Company has a legal right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
Impairment of non-derivative financial assets
At each reporting date, the Company recognizes loss allowances for expected credit losses (“ECL”) on financial assets carried at amortized cost.
The Company’s trade and other receivables are accounts receivable with no financing component and have maturities of less than 12 months, and as such the Company applies the simplified approach for ECLs. As a result, the Company does not track changes in credit risk related to its trade and other receivables, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.
For other financial assets subject to impairment, the Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
The Company’s approach to ECLs reflects a probability-weighted outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.
The Company uses the provision matrix as a practical expedient to measure ECLs on accounts receivable, based on days past due for groupings of receivables with similar loss patterns. Accounts receivable are grouped based on their nature. The provision matrix is based on historical and experience observed loss rates over the expected life of the receivables with merchants and processors, and is adjusted for forward-looking estimates. The Company also considers collection experience and makes estimates regarding collectability based on trends and aging.
Share capital
Common shares
Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of tax effects.
Prior to the TSX listing on September 22, 2020, certain Class A common shares, Series A, for which a holder had a put option to require the Company to purchase all or part of the common shares at any time at fair value in exchange for cash were classified as financial liabilities.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Preferred shares
Prior to the TSX listing on September 22, 2020, the Company had preferred shares outstanding.
Redeemable preferred shares were classified as financial liabilities because they were redeemable in cash by the holders. Any dividends thereon were recognized as interest expense in profit or loss as they were accrued.
Non-redeemable preferred shares were classified as equity because they bore discretionary dividends, did not contain any obligations to deliver cash or other financial assets and did not require settlement in a variable number of the Company’s equity instruments.
Share-based payment arrangements
The Company has authorized long-term incentive plans under which options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") can be granted. The grant date fair value of equity-settled share-based arrangements granted to directors, officers, employees and consultants is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards with which the related service is expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service at the vesting date.
When the Company grants share-based arrangements that vest upon reaching certain performance conditions, the Company assesses, at the grant date, whether those performance conditions are market or non-market conditions. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. For non-market conditions, the Company estimates the expected outcome of the performance targets and how many options and PSUs are expected to vest. The Company revises those estimates and related expense until the final outcome is known.
When share-based arrangements have been communicated and service inception date is deemed to have occurred but a shared understanding of the terms and conditions of the arrangement has not been reached, an expense, with a corresponding increase in equity, is recognized over the vesting period of the awards based on the best estimate of fair value at grant date. A shared understanding of the terms and conditions is not met if the outcome of the arrangement is based primarily on subjective factors. The fair value at grant date will be revised at every reporting period until the uncertainty is resolved or lapses.
Net income (loss) per share
Basic income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders of the Company, adjusted as necessary for the impact of potentially dilutive securities, by the weighted average number of common shares outstanding during the year and the impact of securities that would have a dilutive effect on income (loss) per share.
Income taxes
Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).
The Company recognizes the tax benefit from an uncertain tax position only if it is probable that the tax position will be sustained based on its technical merits. The Company measures and records the tax benefits from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Current income taxes
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred income taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but the entities intend to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Investment tax credits and other government grants
Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.
Grants that compensate the Company for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Company for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.
The Company incurs research and development expenditures which are eligible for scientific research and experimental development ("SR&ED") tax credit in certain jurisdictions. Refundable investment tax credits are recorded as SR&ED tax credits in the consolidated statements of profit or loss and comprehensive income or loss when there is reasonable assurance that the credits will be realized. Non-refundable SR&ED tax credits, which are deductible against income taxes otherwise payable, are recorded in income as a reduction of the related research and development expenses when there is reasonable assurance that the credits will be realized.
The SR&ED tax credits recorded are based on management’s best estimate of amounts expected to be recovered and are subject to audit by taxation authorities. To the extent that actual SR&ED tax credits differ from the estimate, those differences are recorded in the period of assessment by taxation authorities as an adjustment of the items to which they relate.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
New accounting standards and interpretations adopted
A number of amendments to existing standards issued by the IASB have been applied in preparing these consolidated financial statements. None of the amendments had an impact on these consolidated financial statements.
The following amendments were adopted on January 1, 2020:
Amendments to references to conceptual framework in IFRS standards
On March 29, 2018, the IASB issued a revised version of its Conceptual Framework, which included the following main improvements:
•New concepts on measurement, including factors to be considered when selecting a measurement basis;
•New concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income;
•New guidance on when assets and liabilities are removed from financial statements;
•Updated definitions of an asset and liability;
•Updated criteria for including assets and liabilities in financial statements; and
•Clarifications of prudence, stewardship, measurement uncertainty and substance over form.
Definition of a business (amendments to IFRS 3, Business Combinations)
The Company adopted amendments to IFRS 3, Business Combinations that seek to clarify whether an acquisition results in a business acquisition or a group of assets. The amended definition of a business has a narrow scope, stating that the process must be substantial, and that the inputs and the process must together have the capacity to contribute significantly to the creation of outputs. In addition, the definition of output is reduced to the concept of goods and services to customers, whereas the previous definition emphasized returns in the form of dividends. The amendments also include an optional fair value concentration test that simplifies the assessment of whether an acquisition results in a business acquisition or a group of assets.
Definition of material (amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors)
On October 31, 2018, the IASB clarified the definition of materiality. Following this amendment, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
IFRS 16 – COVID-19-related rent concessions
On May 28, 2020, the IASB published an amendment to IFRS 16, Leases, that provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification.
The following amendments were adopted on January 1, 2021:
Interest rate benchmark reform - Phase 2
The Company adopted the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. These amendments provide temporary relief which address the financial reporting effects when an interbank offered rate is replaced with an alternative nearly risk-free interest rate. The amendments provide two key reliefs which are applicable to changes undertaken as a direct consequence of the reform and where the change in rate are transacted on an economically equivalent basis:
•Modification of financial instruments carried at amortized cost resulting from the reform are reflected prospectively as a change in the effective interest rate of the instrument rather than as an immediate gain or loss.
•Upon certain criteria, hedging relationships that are directly impacted by the reform would be able to continue hedge accounting upon the transition to the new rate.
All the amendments described above had no impact on these consolidated financial statements.
New accounting standards and interpretations issued but not yet adopted
A number of amendments to existing standards issued by the IASB are mandatory but not yet effective for the year ended December 31, 2021. The Company is not expecting that these amendments will have any material impact on its consolidated financial statements.
Amendments to references to conceptual framework in IFRS Standards
This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, adds a new exception for certain liabilities and contingent liabilities to refer to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IFRIC 21, Levies, rather than to the 2018 Conceptual Framework, and clarifies that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted.
Amendments to liability classification
On January 23, 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements (the amendments), to clarify the requirements for classifying liabilities as current or non-current. More specifically:
a.The amendments specify that the conditions which exist at the end of the reporting period are those which will be used to determine if a right to defer settlement of a liability exists;
b.Management expectations about events after the consolidated statement of financial position date, for example on whether a covenant will be breached, or whether early settlement will take place, are not relevant; and
c.The amendments clarify the situations that are considered settlement of a liability.
The amendments are applicable to annual periods beginning on or after January 1, 2023.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
4. Business combinations and disposals
a) Acquisitions
Transactions for the year ended December 31, 2021
Base Commerce LLC
On January 1, 2021, the Company acquired substantially all of the net assets of Base Commerce LLC (“Base”), a technology-driven payment processing company specializing in bank card and automated clearing house payment processing solutions. The purchase price for this acquisition totaled $92,678 of which $89,674 was paid in cash at closing. The remaining amount consists of a contingent consideration of $3,004 which is contingent upon meeting certain performance metrics. Since the initial purchase price allocation was recognized, contingent consideration has been reduced by $4,000, intangible assets increased by $2,406, trade and other receivables decreased by $1,621 and trade and other payables have increased by $1,695 relating to facts and circumstances that existed at the time of acquisition and those adjustments have been reflected as an adjustment of $3,090 to goodwill.
To finance the cash consideration noted above, on December 31, 2020, the Company increased its credit facility by amending its credit agreement to add a term loan of $100,000 (note 12)
Base contributed revenues of $53,804 to the Company for the period from the acquisition date to December 31, 2021. Acquisition costs of $268 have been expensed during the year ended December 31, 2021 ($218 in 2020).
Mazooma Technical Services Inc.
On August 3, 2021, the Company acquired 100% of the shares of Mazooma Technical Services Inc. (“Mazooma”), a North American payments provider with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals. The purchase price including closing adjustment for this acquisition totaled $68,342 thousands Canadian dollars ($54,503). The initial consideration included a cash amount of $54,063 thousands Canadian dollars ($43,116) and $14,278 thousands Canadian dollars ($11,387) paid with the issuance of 138,522 Subordinate Voting Shares to the sellers, which was based on the quoted price of the Subordinate Voting Shares on the TSX on the closing date. The purchase price also includes a contingent consideration of up to a total maximum consideration, including the initial consideration, of $400,000 thousands Canadian dollars ($316,531). The contingent consideration is subject to meeting certain performance metrics over a three-year period. At the acquisition date, the fair value of the contingent consideration was estimated to be nil.
Mazooma contributed revenues of $2,194 to the Company for the period from the acquisition date to December 31, 2021. Acquisition costs of $1,106 have been expensed during the year ended December 31, 2021.
SimplexCC Ltd.
On September 1, 2021, the Company acquired 100% of the shares of SimplexCC Ltd. (“Simplex”), a payment solution provider to the digital asset industry connecting market participants including exchanges, brokers, wallet and liquidity providers, for a total cash consideration of $290,574 including $40,574 relating to working capital and closing adjustments. Subsequent to the initial purchase price allocation estimate, deferred tax liabilities and income tax payable have been reduced by $1,432 and $689 respectively while a deferred tax asset of $24 was recognized relating to facts and circumstances that existed at the time of acquisition and those adjustments have been reflected as a reduction of $2,145 of goodwill.
Simplex contributed revenues of $16,547 to the Company for the period from the acquisition date to December 31, 2021. Acquisition costs of $1,038 have been expensed during the year ended December 31, 2021.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Concurrently with the business acquisition, the Company entered into long-term compensation arrangements for retention and future services. These arrangements were recognized separately from the business acquisition and are recorded in selling, general and administrative expenses as the service are rendered. In 2021, an amount of $10,750 was recorded.
Paymentez LLC.
On September 1, 2021, the Company acquired 100% of the shares of Paymentez LLC (“Paymentez”), a South American payments providers, for a total cash consideration of $24,459. Since the initial purchase price allocation was estimated, certain changes were made to the fair market value of the intangibles acquired resulting in an increase of $1,671 in technology, an increase in $222 in trademarks and a decrease of $880 in partner and merchant relationships, as well as the corresponding impact on the goodwill, representing a decrease of $1,013 .
Paymentez contributed revenues of $907 to the Company for the period from the acquisition date to December 31, 2021. Acquisition costs of $351 have been expensed during the year ended December 31, 2021.
To support the financing of the Mazooma, Simplex and Paymentez acquisitions noted above, on June 18, 2021, the Company increased its credit facility by amending its credit agreement to add a term loan of $300,000 (note 12).

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Purchase Price Allocation
The following table summarizes the final or preliminary amounts of assets acquired and liabilities assumed at the acquisition date for all acquisitions in the period:

	Base (Final) $	Mazooma (Preliminary) $	Simplex (Preliminary) $	Paymentez (Preliminary) $	Total $
Assets acquired
Cash	744	5,369	52,832	1,224	60,169
Segregated funds	122,139	18,506	3,632	94	144,371
Trade and other receivables	6,860	809	3,641	323	11,633
Prepaid expenses	42	238	—	—	280
Property and equipment	160	—	428	29	617
Processor deposits	1,385	—	—	—	1,385
Other non-current assets	—	—	—	1,109	1,109
Intangible assets
Trademarks	2,396	—	—	222	2,618
Technologies	8,809	22,076	105,435	10,878	147,198
Partner and merchant relationships	47,232	15,158	55,422	4,420	122,232
Goodwill[1]	32,109	28,069	103,098	9,196	172,472
Deferred tax assets	—	—	24	—	24
	221,876	90,225	324,512	27,495	664,108
Liabilities assumed					—
Trade and other payables	(7,059)	(290)	(6,104)	(1,287)	(14,740)
Other current liabilities	—	(1,763)	—	—	(1,763)
Due to merchants	(122,139)	(18,506)	(3,632)	(94)	(144,371)
Income taxes payable	—	(5,565)	(4,678)	(156)	(10,399)
Deferred tax liabilities	—	(9,598)	(19,524)	—	(29,122)
Other non-current liabilities	—	—	—	(1,499)	(1,499)
	92,678	54,503	290,574	24,459	462,214
Total consideration					—
Cash paid	89,674	43,116	290,574	24,459	447,823
Equity issuance	—	11,387	—	—	11,387
Contingent consideration	3,004	—	—	—	3,004
	92,678	54,503	290,574	24,459	462,214
1 Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Base and Paymentez acquisitions is deductible for tax purposes.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Transactions for the year ended December 31, 2020
Smart2Pay Technology & Services B.V.
On November 2, 2020, the Company acquired Smart2Pay Technology & Services B.V. ("Smart2Pay"), a payment services provider headquartered in the Netherlands. The fair value of the consideration transferred consisted of cash paid of 70,900 thousands Euro ($81,927) and 6,711,923 Subordinate Voting Shares issued from the Company’s treasury at a fair value of $37.95 per share, which is based on the quoted price of the Subordinate Voting Shares on the TSX on the closing date.
Smart2Pay contributed revenues of $9,753 and net income of $2,029 to the Company for the period from the acquisition date to December 31, 2020. The net income contribution includes the amortization of identifiable intangible assets acquired. Acquisition costs of $4,044 have been expensed and recorded under selling, general and administrative expenses in the consolidated statement of profit or loss and comprehensive income or loss for the year ended December 31, 2020.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Purchase price allocation
The following table summarizes the final amounts of assets acquired and liabilities assumed at the acquisition date:

Smart2Pay $
Assets acquired
Cash	14,390
Segregated funds	25,534
Trade and other receivables	89
Prepaid expenses	88
Other assets	96
Property and equipment	276
Right-of-use asset	95
Intangible assets:
Technologies	63,093
Partner and merchant relationships	103,503
Goodwilll [1]	198,439
405,603
Liabilities assumed
Trade and other payables	(1,026)
Due to merchants	(25,534)
Lease liabilities	(97)
Income tax payable	(631)
Deferred tax liabilities	(41,650)
336,665
Total consideration
Cash paid	81,927
Equity issuance	254,738
Total	336,665
1 Goodwill mainly consists of future growth, expected synergies and assembled workforce, which were not recorded separately since they do not meet the recognition criteria for identifiable intangible assets. Goodwill arising from this acquisition is not deductible for income tax purposes.
To finance a portion of the cash consideration noted above, on November 2, 2020, the Company also increased its credit facility (see note 12) by amending its credit agreement to add a term loan of $10,000.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
b) Disposal of subsidiary
In May 2020, the Company disposed of CreditGuard, a wholly owned subsidiary of the Company for $21,108 including adjustments of $1,108. The measurement of the assets and liabilities of CreditGuard at fair value less cost to sell resulted in an impairment of $338 being recognized in selling, general and administrative expenses in the year ended December 31, 2020.
Assets and liabilities sold comprise the following:

$
Goodwill	7,664
Intangible assets	9,689
Trade and other receivables	1,673
Other assets	1,864
Assets disposed	20,890
Accounts payable and accrued liabilities	779
Other liabilities	728
Liabilities disposed	1,507
Cash proceeds, net of $2,063 in cash	19,045
5. Trade and other receivables

	2021	2020
	$	$
Trade receivables	34,765	26,657
Investment tax credits	36	805
Other receivables	4,461	4,593
Total	39,262	32,055
A discussion of the Company’s exposure to credit and market risks and impairment losses for trade receivables is presented in note 21.
6. Inventory
For the year ended December 31, 2021, the cost of revenue includes inventory costs of $2,202 (2020 – $2,778) and there was no write-down to net realizable value (2020 – $513).

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
7. Advances to third parties
Advances to third parties comprise the following:

	2021	2020
	$	$
Advances to a third party independent sales organization	16,616	46,680
Other	164	318
	16,780	46,998

Current portion	(3,104)	(8,520)
Long-term portion	13,676	38,478
Commencing in 2018, the Company has entered into various agreements with a single third party independent sales organization to acquire the rights to future cash flows from a portfolio of merchant contracts. In 2021, aggregate cash consideration to acquire rights was nil in 2021 ($3,240 in 2020). Under the agreements, the Company is entitled to receive payments, equivalent to a specified percentage of the processing fee, directly from financial institutions when a merchant uses the payment processing services of the third party independent sales organization. The agreements provide for minimum guaranteed payments for the first three years of the arrangement, which is achieved by the third party independent sales organization providing for merchant replacements in order to meet those minimum guaranteed payments. Subsequent to three years, the portfolio of merchants is fixed, and the cash flows are no longer guaranteed. The Company has accounted for the transaction in two parts: 1) the acquisition of a loan portfolio, which will be settled through merchant residuals over the first three years of the agreement; and 2) a deposit paid on the right to acquire a fixed portfolio of merchant contracts at the end of the third year. Both components of this acquisition are recognized initially at fair value and are subsequently accounted for at FVTPL with the fair value of each unit of account being determined by calculating the present value of the future estimated cash flows over the term of the agreements using an appropriate market discount rate. The future cash flows are estimated based on historical experience and expected attrition using known information as well as current and forecasted economic conditions.
At the end of the minimum guarantee period of three years, in accordance with the agreements, these advances to a third party are settled in exchange for a fixed portfolio of merchants contracts. The portfolio of merchant contracts is recognized at the fair value of the advance to a third party on the date of settlement as an intangible asset, under partner and merchant relationships.
The movement in the advances to a third party independent sales organization is as follows:

	2021	2020
	$	$
Balance, beginning of year	46,680	51,175
Interest on advances to a third party	2,568	5,427
Merchant residuals received	(9,036)	(12,649)
Settlement of advances to a third party	(23,687)	—
Acquisition	—	3,240
Fair value remeasurement	91	(513)
Balance, end of year	16,616	46,680

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
8. Property and equipment

	Note	Terminals	Computer equipment	Office equipment, furniture and fixtures	Leasehold improvements	Right-of-use assets – Buildings	Total
		$	$	$	$	$
Cost
Balance as at December 31, 2019		2,378	5,578	1,163	3,584	8,676	21,379
Acquisitions		541	2,725	47	82	3,176	6,571
Disposal		—	(3,401)	(72)	(74)	—	(3,547)
Acquisition through business combinations	4	—	164	43	69	95	371
Effect of movements in exchange rates		30	(270)	—	4	47	(189)
Balance as at December 31, 2020		2,949	4,796	1,181	3,665	11,994	24,585
Acquisitions		649	4,452	374	253	1,747	7,475
Acquisition through business combinations	4	41	446	111	19	—	617
Effect of movements in exchange rates		(7)	70	76	(36)	65	168
Balance as at December 31, 2021		3,632	9,764	1,742	3,901	13,806	32,845

Accumulated depreciation
Balance as at December 31, 2019		1,109	2,401	196	662	1,739	6,107
Depreciation		556	1,959	159	286	2,161	5,121
Disposal		—	(3,108)	(28)	(28)	—	(3,164)
Effect of movement in exchange rates		(1)	—	—	—	(15)	(16)
Balance as at December 31, 2020		1,664	1,252	327	920	3,885	8,048
Depreciation		556	2,373	223	341	2,318	5,811
Effect of movement in exchange rates		—	100	18	(8)	20	130
Balance as at December 31, 2021		2,220	3,725	568	1,253	6,223	13,989

Carrying amounts
At December 31, 2020		1,285	3,544	854	2,745	8,109	16,537
At December 31, 2021		1,412	6,039	1,174	2,648	7,583	18,856

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
9. Intangible assets and goodwill
a)Intangible assets

	Note	Computer software	Trademarks	Technologies	Partner and merchant relationships	Total intangible assets	Goodwill
		$	$	$	$	$	$
Cost
Balance as at December 31, 2019		37,030	9,519	196,956	251,228	494,733	768,497
Acquisitions		14,448	—	—	—	14,448	—
Acquisition through business combinations	4	—	—	63,093	103,503	166,596	198,439
Disposal		(4,183)	(196)	(3,267)	(2,572)	(10,218)	(7,664)
Effect of movements in exchange rates		820	—	3,220	5,173	9,213	10,548
Balance as at December 31, 2020		48,115	9,323	260,002	357,332	674,772	969,820
Acquisitions		25,217	—	95	—	25,312	—
Acquisition through business combinations	4	—	2,618	147,198	122,232	272,048	172,472
Settlement of advances to a third party	7	—	—	—	23,687	23,687	—
Effect of movements in exchange rates		(178)	(6)	(4,963)	(8,141)	(13,288)	(15,524)
Balance as at December 31, 2021		73,154	11,935	402,332	495,110	982,531	1,126,768

Accumulated amortization
Balance as at December 31, 2019		10,473	4,584	9,171	62,125	86,353	—
Amortization		10,861	3,216	13,454	37,021	64,552	—
Disposal		—	(54)	(182)	(143)	(379)	—
Effect of movements in exchange rates		—	—	1	13	14	—
Balance as at December 31, 2020		21,334	7,746	22,444	99,016	150,540	—
Amortization		11,976	1,057	22,589	49,395	85,017	—
Effect of movements in exchange rates		—	—	(271)	(355)	(626)	—
Balance as at December 31, 2021		33,310	8,803	44,762	148,056	234,931	—

Carrying amounts
At December 31, 2020		26,781	1,577	237,558	258,316	524,232	969,820
At December 31, 2021		39,844	3,132	357,570	347,054	747,600	1,126,768

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
b)Goodwill impairment test
For the years ended December 31, 2021 and 2020, the Company performed its annual impairment test of goodwill. For the purposes of impairment testing, goodwill has been allocated to the Company’s CGUs, which represent the lowest level within the Company at which goodwill is monitored for internal management purposes, as follows:

		Nuvei Corporation [1]	Digital Payments [2]	Credit Guard	Loan Payment Pro	Total
	Notes	$	$	$	$	$
Balance as at December 31, 2019		313,560	431,890	7,664	15,383	768,497
Disposal of subsidiary		—	—	(7,664)	—	(7,664)
Acquisitions through business combinations	4	—	198,439	—	—	198,439
Effect of movements in exchange rates		—	10,548	—	—	10,548
Balance as at December 31, 2020		313,560	640,877	—	15,383	969,820
Acquisitions through business combinations	4	60,178	112,294	—	—	172,472
Effect of movements in exchange rates		—	(15,524)	—	—	(15,524)
Balance as at December 31, 2021		373,738	737,647	—	15,383	1,126,768
1 Includes the acquisitions of Base and Mazooma (note 4)
2 Includes the acquisitions of Smart2Pay, Simplex and Paymentez (note 4)
The Company determined the recoverable amounts of the CGUs based on the fair value less costs of disposal method, estimated using a market approach. The Company concluded that the recoverable amount of the CGUs subject to the annual test was greater than their carrying amount. As such, no impairment charge was recorded during 2021 and 2020.
The fair values were based on a multiple applied to forecasted adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) for the next year, which takes into account financial forecasts approved by senior management. The key assumptions for the fair value less costs of disposals method include estimated sales volumes, input costs, and selling, general and administrative expenses in determining future forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market data for comparable companies. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources. No reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
10. Trade and other payables
Trade and other payables comprise the following:

	2021	2020
	$	$
Trade payables	29,720	20,307
Accrued bonuses and other compensation-related liabilities	30,460	13,541
Sales tax	10,358	6,073
Interest payable	262	1,212
Due to processors	6,497	3,644
Due to merchants not related to segregated funds	14,991	14,823
Other accrued liabilities	9,560	5,179
	101,848	64,779
Information about the Company's exposure to currency and liquidity risk is included in note 21.
11. Other liabilities
a)Other current liabilities
Other current liabilities comprise the following:

	Note	2021	2020
		$	$
Provision for losses on merchant accounts		6,265	6,694
Contingent consideration	22	3,004	—
LPP put option liability	22	531	—
Other		3,426	438
		13,226	7,132
The movements in the provision for losses on merchant accounts are as follows:

	2021	2020
	$	$
Balance – Beginning of year	6,694	3,736
Provision made during the year	2,199	4,342
Provision used or reversed during the year	(2,628)	(1,384)
Balance – End of year	6,265	6,694
b)Other non-current liabilities comprise the following:

	Note	2021	2020
		$	$
LPP put option liability	22	—	1,036
Other		4,509	623
		4,509	1,659

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
The LPP put option liability obligates the Company, under certain circumstances and on demand after January 2022, to purchase a number of units held by the non-controlling interest (“NCI”) unitholders equal to (but not less than) (i) the product of the total number of units held by the NCI unitholders multiplied by (ii) the total number of units in the capital of the NCI unitholders held by the concerned NCI unitholder divided by (iii) the total issued and outstanding units of NCI unitholders. On February 4, 2022, the put option was exercised by the NCI unitholders (note 27).
12. Loans and borrowings
The terms and conditions of the Company’s loans and borrowings are as follows:

		December 31, 2021		December 31, 2020
	Notes	Facility	Carrying amount	Facility	Carrying amount
		$	$	$	$
Amended and Restated Credit Facility	(a), (b)
First lien credit facilities
Term loan facilities		511,971	500,282	211,971	206,481
Revolving credit facility		385,000	—	100,000	—
Total credit facilities			500,282		206,481

Lease liabilities	(c)		8,313		8,772
			508,595		215,253
Current portion of loans and borrowings			(7,349)		(2,527)
Loans and borrowings			501,246		212,726
Loans and borrowings are presented net of unamortized transaction costs. Transaction costs relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method.
Information about the Company’s exposure to interest rate, foreign currency and liquidity risks is included in note 21.
a)Amended and restated credit facility
2021
On June 18, 2021, the Company renegotiated the terms of its credit facility to reduce the interest rate and increase the total financing capacity available under that facility from $211,971 to $511,971 in the form of term loans and from $100,000 to $350,000 in the form of a revolving facility. Outstanding principal of the term loan will be payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity which remained unchanged at September 28, 2025. The maturity of the revolving facility was extended by one year to September 28, 2024. There was no change to the guarantees and covenants of the credit facility arrangement. This amendment was treated as a debt modification and did not result in any gain or loss on debt modification. Concurrently with the agreement, the company has borrowed $300,000 under the amended term loan facility, which was recorded net of the associated transaction costs of $5,373.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
i)Loans drawn in US dollars under the First Lien Credit facilities bear interest at the ABR1 plus 1.50% (December 31, 2020 – 3.00%) or the adjusted eurocurrency2 rate plus 2.50% (December 31, 2020 – 4.00%). As at December 31, 2021, the outstanding Term loan facilities interest rate was 3.00% (December 31, 2020 – 4.75%).
ii)Loans drawn in Canadian dollars under the First Lien Credit facilities bear interest at the Canadian prime rate plus 1.50% or banker’s acceptance rate plus 2.50%. As at December 31, 2021 and December 31, 2020 there was no loan denominated in Canadian dollars.
iii)In case the LIBOR is no longer available following the benchmark reform and if the LIBOR is replaced by the Term Secured Overnight Financing Rate (“SOFR”), the LIBOR for the interest computation shall be replaced by the sums of: a) Term SOFR; and b) 0.11% for interest period of one-month, 0.26% for interest period of three months or 0.43% for interest period of six months; or if the LIBOR is replaced by the Daily SOFR, by the sums of: a) Daily simple SOFR; and b) 0.26%.
On September 28, 2021 the Company renegotiated the terms of its credit facility to increase the total financing capacity available under the revolving credit facility from $350,000 to $385,000.
2020
In 2020, the net proceeds from the TSX listing were used to reduce loans and borrowing by repaying $615,600 aggregate principal amount of term loans under the first lien credit facilities and second lien credit facility. Due to the partial repayment of the first lien term loan facilities and full repayment of the second lien term loan facility, $24,491 of unamortized transaction costs were recognized as early repayment in finance costs for the year ended December 31, 2020.
Also in 2020, the Company modified its amended and restated credit facility to add term loans of $110,000 and to increase its revolving credit facility from $50,000 to $100,000. Additionally, the interest rate associated with the first lien term loan facility was reduced to LIBOR plus 4.00% or Canadian prime rate plus 3.00%, as applicable. This amendment did not result in any gain or loss on debt modification.
b)Guarantees and covenants
Borrowings under the facilities are secured by all current and future assets of the Company and its existing and future subsidiaries. The continued availability of the first lien credit facilities is subject to the Company’s ability to maintain a total leverage ratio of less than or equal to 7.50 : 1.00 as of December 31, 2021 (8.00 : 1.00 as of December 31, 2020), and with the ratio decreasing year over year every October 1, until it reaches 6.50 : 1.00 for the period after September 30, 2023. The total leverage ratio considers the Company’s consolidated net debt, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement. The Company is in compliance with all applicable covenants as at December 31, 2021 and December 31, 2020.
As at December 31, 2021, the company had letter of credit facilities issued totalling $46,125 (2020 - $30,100).

___________________
1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.5%;
b) LIBOR plus 1%; c) Prime rate; and d) 1.50% (2020 – 1.75%).
2 The adjusted Eurocurrency rate is defined as an interest rate per annum equal to the greater of: a) the Eurocurrency rate multiplied by the Statutory Reserve rate and b) 0.50% (2020 – 0.75%).

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
c) Lease Liabilities
The Company entered into lease arrangements for the use of office space. The weighted average of incremental borrowing rates used to discount the outstanding leases as at December 31, 2021 was 4.74% (2020 – 4.74%).
Amounts recognized in the consolidated statements of profit or loss and comprehensive income or loss relating to lease liabilities are as follow:

	2021	2020
	$	$
Interest expense on lease liabilities	382	384
Foreign exchange loss (gain)	(45)	259
Variable lease payments	1,859	1,891
	2,196	2,534
13. Unsecured convertible debentures due to shareholders
In 2020, the TSX listing net proceeds were used to repay in full the principal amount, outstanding original issue discount and accrued interest, on the unsecured convertible debenture due to shareholders in the amount of $93,384. As part of the offering, $30,180 in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company.
The movement in the unsecured convertible debentures due to shareholders is as follows:

2020
$
Balance – Beginning of year	109,022
Interest capitalized on unsecured debentures	15,503
Conversion to Class A common shares, Series C	(30,180)
Cash repayment	(93,384)
Other	(961)
Balance – End of year	—
14. Share capital
The Company has authorized the following classes of share capital:
▪Multiple Voting shares – voting rights at 10 votes per share, entitled to receive dividends on a share‑for‑share basis from time to time as approved by the board, and convertible on a share-for-share basis into subordinate voting share
▪Subordinate Voting shares – voting rights at 1 vote per share, entitled to receive dividends on a share‑for‑share basis from time to time as approved by the board, non-convertible into any other class of shares
▪Preferred shares – non-voting, entitled to preference over Subordinate Voting Shares, Multiple Voting Shares and any other shares with respect to payment of dividends and distribution of assets

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Prior to the TSX listing, the Company had the following classes of share capital authorized:
a)Common shares
Class A common shares – Voting, right to receive dividends, participating, without par value. The Company was authorized to issue an unlimited number of Class A common shares. There were four series of Class A common shares, with specific features applying to each series discussed below:
i.Series A: voting rights at 1.0000001 votes per Class A common share, Series A, could be issued for consideration in cash or property. As per the shareholder agreement, there existed a put option on a portion of the issued and outstanding Class A common shares, Series A. This put option allowed the holder to require that the Company purchase all or a part of the common shares at any time for fair value, in exchange for cash.
ii.Series B: voting rights at 1 vote per Class A common share, Series B, could be issued for consideration paid in cash.
iii.Series C: voting rights at 1 vote per Class A common share, Series C, could be issued for consideration paid in cash, right to exchange the shares for Class A common shares, Series B at a rate of 1:1.
iv.Series D: voting rights at 1.0000002 vote per Class A common share, Series D, could be issued for consideration in cash or property.
Class B common shares – Non-voting, right to receive dividends, participating, without par value. The Company was authorized to issue an unlimited number of Class B common shares.
b)Preferred shares
Class A preferred shares – The Company was authorized to issue 1,000 Class A preferred shares. Non-voting, non-participating, right to exchange as per the provisions of the shareholder agreement for Class A common shares, Series A. As per the shareholder agreement, there existed a put option on all of the issued and outstanding Class A preferred shares in the Company in the event of a sale of the Company. This put option, then exercisable at the discretion of the holder, allowed the holders to receive compensation from other shareholders of the Company.
Class B preferred shares – The Company is authorized to issue 89,239,939 Class B preferred shares. Non voting, non-participating, right to exchange as per the provisions of the shareholder agreement for Class A common shares, Series A, B, C, or D, redeemable on demand at the right of the Company and mandatorily redeemable by the Company 10 years from its issuance. Redemption value equal to $1.00 per share plus an amount equal to 15% of the initial value on an annual basis.
c)Capital shares in subsidiary (Nuvei Holdings Corporation)
A subsidiary of the Company had issued preferred shares directly to shareholders of the Company as part of the shareholder agreement, which were authorized as follows:
Class A preferred shares – Non-voting, participating, redeemable on demand at the right of the subsidiary or the shareholder. Redemption value equal to $1.00 per share plus an amount equal to 10% of the initial value on an annual basis.
Class B preferred shares – Non-voting, participating, right to exchange as per the provisions of the shareholder agreement for Class B common shares in the subsidiary, redeemable on demand at the right of the subsidiary or the shareholder. Redemption value equal to $1.00 per share plus an amount equal to 10% of the initial value on an annual basis.
Class C preferred shares – Non-voting, participating, no right to receive dividends. No shares have been issued.
Class D preferred shares – Non-voting, non-participating, redeemable on demand at the option of the Company and mandatorily redeemable by the Company at the earliest of the occurrence of certain types of events or 10 years from its issuance. Redemption value equal to $1.00 per share.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
The Company has issued the following share capital
2021
The Company issued 1,233,084 Subordinate Voting Shares for a cash consideration of $8,994 during the year ended December 31, 2021 following the exercise of stock options. The Company also issued 138,522 Subordinate Voting Shares as a partial consideration for the Mazooma acquisition (note 4(a)) for a fair value of $11,387. On October 8, 2021, The company issued 3,450,000 Subordinate Voting Shares as part of its US Nasdaq listing. The Company also recognized $16,611 of related share issuance costs.
There were 16,183,189 Multiple Voting Shares converted to Subordinate Voting Shares during the year ended December 31, 2021 as a result of two bought deal secondary offerings.
There were 76,064,619 Multiple Voting Shares and 66,929,432 Subordinate Voting Shares outstanding as at December 31, 2021.
2020
On November 2, 2020, the Company issued 6,711,923 Subordinate Voting Shares for the acquisition of Smart2Pay (note 4(a)) for a fair value of $254,738.
The TSX listing consisted of an offering of 29,171,050 Subordinate Voting Shares issued from treasury, payable on closing of the Offering for aggregate net proceeds to the Company totalling $715,481 after deduction of $42,966 of issuance fees payable by the Company.
Immediately prior to the completion of the Offering, the Company completed the following transactions (the “Reorganization”):
a)The share capital of the Company was modified to consist of an unlimited number of Multiple Voting Shares, Subordinate Voting Shares and Class A preferred shares, issuable in series, and 1,000 Class B preferred shares;
b)An amount of $30,180 in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company;
c)The outstanding Class A common shares (all series) and Class B common shares of the Company were converted into Subordinate Voting Shares on a 2.8-for-1 basis;
d)The outstanding Class B preferred shares of NHC were converted into Subordinate Voting Shares on a 2.8‑for-1 basis;
e)The outstanding Class A common shares, Class B common shares, Class A preferred shares and Class D preferred shares of NHC held by the Company were cancelled without consideration;
f)The outstanding Class A preferred shares of the Company were converted into Class B preferred shares on a 1-for-1 basis. Certain shareholders then purchased all the Class B preferred shares. Subsequently, the Company redeemed the shares. The share capital of the Company was then amended pursuant to articles of amendment under the CBCA to remove the Class B preferred shares from the Company’s authorized share capital and redesignate the Class A preferred shares as the “preferred shares”; and
g)The Subordinate Voting Shares held by certain shareholders were exchanged for an equal number of Multiple Voting Shares pursuant to share exchange agreements entered into between the Company and certain shareholders.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Classification as equity and liabilities
The outstanding share capital of the Company, its subsidiary and related put options were classified as equity or liabilities as follows and changes to the Company’s share capital were as follows:
Classified as liabilities

		2021		2020
	Quantity	Value	Quantity	Value
	Unit	$	Unit	$
Company’s share capital
Class A common shares, Series A
Balance – Beginning of year	—	—	14,175,549	58,262
Conversion into Subordinate Voting Shares	—	—	(14,175,549)	(131,691)
Changes in the redemption amount accounted as financing costs	—	—	—	73,429
Balance – End of year	—	—	—	—

Class B preferred shares
Balance – Beginning of year	—	—	32,000,000	39,967
Conversion into Subordinate Voting Shares	—	—	(32,000,000)	(42,976)
Changes in the redemption amount accounted as financing costs	—	—	—	3,009
Balance – End of year	—	—	—	—

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Classified as equity

		2021		2020
	Quantity	Value	Quantity	Value
	Unit	$	Unit	$
Company’s share capital
Class A common shares, Series A
Balance – Beginning of year	—	—	68,032,894	103,271
Conversion into Subordinate Voting Shares	—	—	(68,032,894)	(103,271)
Balance, end of year	—	—	—	—

Class A common shares, Series B
Balance – Beginning of year	—	—	66,739,698	86,145
Conversion into Subordinate Voting Shares	—	—	(66,739,698)	(86,145)
Balance – End of year	—	—	—	—

Class A common shares, Series C
Balance – Beginning of year	—	—	56,259,910	72,618
Issuance of shares – Unsecured convertible debenture conversion	—	—	3,250,206	30,180
Conversion into Subordinate Voting Shares	—	—	(59,510,116)	(102,798)
Balance – End of year	—	—	—	—

Class A common shares, Series D
Balance – Beginning of year	—	—	44,403,491	182,498
Conversion into Subordinate Voting Shares	—	—	(44,403,491)	(182,498)
Balance – End of year	—	—	—	—

Class B common shares
Balance – Beginning of year	—	—	1,457,360	5,990
Issuance of shares	—	—	89,286	193
Conversion into Subordinate Voting Shares	—	—	(1,546,646)	(6,183)
Balance – End of year	—	—	—	—

Class A preferred shares
Balance – Beginning of year	—	—	1,000	1
Conversion into Class B preferred shares	—	—	(1,000)	(1)
Balance – End of year	—	—	—	—

Class B preferred shares
Balance – Beginning of year	—	—	—	—
Issuance of shares – Class A preferred shares conversion	—	—	1,000	1
Redemption of shares	—	—	(1,000)	(1)
Balance – End of year	—	—	—	—

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

		2021		2020
	Quantity	Value	Quantity	Value
	Unit	$	Unit	$
Subordinate Voting Shares
Balance – Beginning of year	45,924,637	1,139,723	—	—
Issuance of shares
Conversion of Class A common shares, series A, B, C, and D	—	—	90,307,767	606,403
Conversion of Class B common and preferred shares and convertible debentures	—	—	11,980,945	49,159
Conversion of multiple voting shares	16,183,189	85,271	—	—
Exercise of stock options	1,233,084	11,711	760	4
Issuance under public listings	3,450,000	424,833	29,171,050	758,447
Issuance for acquisitions	138,522	11,387	6,711,923	254,738
Conversion into multiple voting shares	—	—	(92,247,808)	(486,062)
Issuance fees	—	(16,611)	—	(42,966)
Balance – End of year	66,929,432	1,656,314	45,924,637	1,139,723

Multiple voting shares
Balance – Beginning of year	92,247,808	486,062	—	—
Issuance of shares	—	—	92,247,808	486,062
Conversion into Subordinate Voting Shares	(16,183,189)	(85,271)	—	—
Balance – End of year	76,064,619	400,791	92,247,808	486,062

Total	142,994,051	2,057,105	138,172,445	1,625,785

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
15. Revenue and expenses by nature

	2021	2020
	$	$
Revenue
Merchant transaction and processing services revenue	715,769	368,299
Other revenue	8,757	7,927
	724,526	376,226

Cost of revenue
Processing cost	143,261	64,106
Cost of goods sold	4,494	5,149
	147,755	69,255

Selling, general and administrative expenses
Commissions	125,531	67,410
Employee compensation	109,798	57,509
Depreciation and amortization	90,828	69,673
Professional fees	24,532	15,493
Share-based payments	53,180	10,407
Transaction losses	2,662	5,362
Contingent consideration adjustment	—	(2,470)
Other	24,772	11,588
	431,303	234,972
Selling, general and administrative expenses are net of investment tax credits and other government grants. In the year ended December 31, 2021, the Company did not recognize any tax credits or government grants (2020 – $995).

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
16. Net finance costs

	2021	2020
	$	$
Finance income
Interest on advances to third parties and interest income	(2,859)	(5,427)

Finance costs
Interest on loans and borrowings (excluding lease liabilities)	16,380	42,024
Interest expense on lease liabilities	382	384
Other interest expense	117	251
Change in redemption amount of liability-classified Class A common shares	—	73,429
Change in redemption amount of subsidiary’s preferred shares	—	3,009
Interest on unsecured debentures	—	15,503
Loss on debt modification or early repayment	—	24,491
	16,879	159,091

Net finance costs	14,020	153,664
17. Share-based payment arrangements
Stock-option plan (equity-settled)
In connection with the TSX listing, on September 22, 2020, the Board of Directors of the Company closed participation in its long-term incentive stock plan (the “Legacy Option Plan”) to directors, officers, employees, consultants and any members of the Company. In its place, a new long-term incentive (the “Omnibus Incentive Plan”) was authorized.
Omnibus Incentive Plan
In connection with the TSX listing, the Company granted to certain executive officers and employees 3,000,000 options to acquire Subordinate Voting Shares having an exercise price equal to the TSX listing offering price of $26.00. These options vest in successive annual periods over a period of five years after they were granted and have a term of ten years. The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, RSUs, PSUs and DSUs to eligible participants.
Vested RSUs, PSUs and DSUs will be settled by the issuance of shares at the settlement date. DSUs vest immediately as they are granted for past services. RSUs and PSUs vest over a period of up to three years.
Legacy Option Plan
On September 21, 2017, the Board of Directors of the Company authorized the Legacy Option Plan which provides for the grant of stock options to directors, officers, employees, consultants and any members of the Company. All options are to be settled by the physical delivery of shares. The shares subject to the Legacy Option Plan were the Class B common shares of the Company before the TSX listing and are now exercisable for Subordinate Voting Shares. Under the Legacy Option Plan, the Company authorized for issuance the maximum of 11,704,100 stock options.
The options expire 10 years after the date of grant and are subject to possible earlier exercise and termination under certain circumstances. Under the Legacy Option Plan unless otherwise decided by the Board of Directors of the Company, options vest in equal installments over five years and the expense is recognized

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods.
The Company entered into certain option agreements governed by the Legacy Option Plan. However, other than the characteristics described above, the options under these agreements include a clause by which the Company can claw back any of the instruments, in order to meet the maximum number of stock options authorized for issuance, in the event that the Company grants options to other employees. Because of the clawback provision, grant date for these options is not achieved until the provision is voided.
Prior to the TSX listing, the Company did not recognize any compensation expense for stock options with a clawback provision as it was expected that these options would be fully clawed back. At the TSX listing and after adjusting for the Reorganization, there were 205,666 stock options outstanding with a clawback provision which vested and became exercisable. In the year ended December 31, 2020, the Company recognized compensation expense of $4,587 as a result of these options becoming vested and the clawback provision being voided. Fair value was estimated using the Black-Scholes option pricing model with the assumptions described in the table below.
i)Final grant
On March 16, 2020, 357,143 stock options (1,000,000 pre-conversion) were granted. The weighted average grant date fair value of stock options granted was $4.34 ($1.55 pre-conversion). Fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:
ii)TSX listing Conversion:
As part of the Reorganization described in note 14 to these consolidated financial statements, the Legacy Option Plan conditions were modified as follows:
•all stock options granted prior to November 20, 2019 vested and became exercisable, at the option of the holder, on a net basis for Subordinate Voting Shares;
•all stock options granted on or after November 20, 2019 continue to vest in accordance with their existing vesting schedules, and are exercisable for Subordinate Voting Shares;
•no further awards will be made under the Legacy Option Plan;
•the clawback provision was removed as it is no longer possible that such stock options will be fully clawed back; and
•the number of shares and the exercise price underlying each outstanding stock option of the Company were adjusted, on a 2.8-to-1 basis. As such, upon completion of the Reorganization, there was 3,621,323 stock options to acquire Subordinate Voting Shares outstanding.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Share-based payments continuity
The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the years ended December 31, 2021, and 2020:

				Stock options
	Restricted share units	Performance share units	Deferred share units	Quantity	Weighted average exercise price
					$
Outstanding, beginning of year 2020	—	—	—	3,659,375	4.00
Clawed back by the Company	—	—	—	(357,143)	3.75
Forfeited	—	—	—	(94,836)	24.57
Granted	—	—	3,076	3,795,757	27.62
Exercised	—	—	—	(32,648)	4.70
Outstanding, end of year 2020	—	—	3,076	6,970,505	16.59
Forfeited	(617)	—	—	(264,395)	30.06
Granted	972,714	1,395,169	7,295	3,374,192	117.25
Exercised	—	—	—	(1,233,084)	7.29
Outstanding, end of year 2021	972,097 [1]	1,395,169	10,371	8,847,218	55.87

Exercisable, end of year 2020	—	—	3,076	3,132,644	3.71
Exercisable, end of year 2021	—	—	10,371	2,656,976	8.95

Granted - Weighted average grant date fair value 2020	—	—	$26.00	$8.30	—
Granted - Weighted average grant date fair value 2021	$97.11 [1]	$92.74	$71.65	$31.48	—
1 484,590 of the 972,714 RSUs were granted to a third party consultant and have not met the accounting grant date definition since as there is no mutual agreement of the services to be rendered by the consultant. Furthermore, if such a mutual agreement with the consultant is not met, the RSUs will not vest and will be cancelled. The fair value will be assessed at the time of grant when and if the services are agreed by both parties. These units have not been included in the weighted average grant date fair value of RSUs in the table above.
Grant date fair value
The fair value of stock options issued during the years ended December 31, 2021 and 2020, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

	2021	2020
		Omnibus	Legacy - Final grant
Share price	$117.25	$28.71	$6.15 ($17.22 post conversion)
Exercise price	$117.25	$28.71	$6.15 ($17.22 post conversion)
Risk-free interest rate	1.08%	0.29%	0.49%
Expected volatility	33.4%	31.4%	27.6%
Expected term	5.9 years	5.2 years	5.0 years
The risk-free interest rate is based on the yield of a zero coupon US government security with a maturity equal to the expected life of the option from the date of the grant. For option granted prior tot the TSX listing, the assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. For options granted after the TSX listing, expected volatility is determined using the limited historical volatility of the Company's stock since its TSX listing as well as the volatility of peers company in the same industry over the expected term of the options granted. The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.
The RSUs and DSUs fair value is determined by using the quoted share price on the date of issuance. During the year ended December 31, 2021, 214,286 stock options and 1,395,169 PSUs awarded included performance conditions and the right to these units will vest upon meeting the related performance criteria.
The market conditions associated with PSUs or options were considered using a Monte Carlo simulation to estimate the Company’s potential future share price. The main assumption of the simulation is the expected volatility of the share price which was determined to be 32.5%. The fair value of the options with non-market performance conditions is determined using a Black-Scholes option pricing model and are included in the weighted average assumptions above.
Stock options outstanding by exercise price
The following table summarizes information about stock options outstanding and exercisable as at December 31, 2021 as adjusted for the Reorganization discussed in Note 14:

	Options outstanding		Options exercisable
Exercise price $	Number of options	Weighted average remaining contractual term (in years)	Number of options	Weighted average remaining term (in years)
2.80	1,069,719	6.1	1,069,719	6.1
3.42 – 4.00	827,740	6.7	827,740	6.7
4.70 – 6.30	111,028	7.1	111,028	7.1
11.51 – 17.22	557,312	8.1	173,676	8.0
26.00 – 47.21	2,918,460	8.8	474,813	8.8
57.50 – 78.58	298,504	5.7	—	—
104.53 – 127.33	3,064,455	9.7	—	—
	8,847,218	8.4	2,656,976	6.9

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Of the stock options outstanding as at December 31, 2021, a total of 5,351,140 (2020 - 3,123,204) are held by key management personnel.
18. Income taxes
Variations of income tax expense (recovery) from the basic Canadian federal and provincial combined tax rates applicable to income before income taxes are as follows:

		2021		2020
	$	%	$	%
Income (loss) before income taxes	131,961		(100,583)
Statutory tax rates		26.5		26.5
Income taxes expense (recovery) at statutory rate	34,970		(26,655)

Add (deduct) effect of
Permanent difference items	103		18,966
Rate differential	(20,116)		(3,773)
Prior year adjustments	(4,280)		2,148
Change in unrecognized deductible temporary differences	3,975		11,283
Share-based payments	9,566		2,358
Other	698		(1,240)
Total tax expense	24,916		3,087
The details of income tax expense (recovery) are as follows:

	2021	2020
	$	$
Income tax expense (recovery)
Current	34,914	13,491
Deferred	(9,998)	(10,404)
	24,916	3,087
The components of current income tax expense (recovery) are as follows:

	2021	2020
	$	$
Current income tax expense (recovery)
Current	34,635	13,732
Adjustment of prior year income tax expense (recovery)	279	(241)
	34,914	13,491

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
The components of deferred income tax expense (recovery) are as follows:

	2021	2020
	$	$
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	(9,417)	(27,670)
Change in unrecognized deductible temporary differences	3,975	14,877
Adjustment of prior year income tax expense (recovery)	(4,556)	2,389
	(9,998)	(10,404)
The details of changes of deferred income taxes are as follows for the year ended December 31, 2021:

	Deferred tax assets (liabilities) as at December 31, 2020	Recognized in net income	Business combinations	Equity	Foreign currency exchange differences	Deferred tax assets (liabilities) as at December 31, 2021
	$	$	$	$	$	$
Deferred tax assets
Share-based payments	—	551	—	3,763	—	4,314
Net operating tax losses carried forward	2,286	1,708	24	—	—	4,018
Intangible assets	3,117	4,637	(3,829)	—	—	3,925
Accrued liabilities	1,810	665	374	—	75	2,924
Total deferred tax assets	7,213	7,561	(3,431)	3,763	75	15,181

Deferred tax liabilities
Intangible assets	(54,267)	7,588	(26,740)	—	3,376	(70,043)
Other	1,899	(4,916)	1,073	—	144	(1,800)
Property and equipment	(773)	(132)	—	—	—	(905)
Deferred costs	(392)	(103)	—	—	(2)	(497)
Total deferred tax liabilities	(53,533)	2,437	(25,667)	—	3,518	(73,245)
Total net deferred tax assets (liabilities)	(46,320)	9,998	(29,098)	3,763	3,593	(58,064)

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
The details of changes of deferred income taxes are as follows for the year ended December 31, 2020:

	Deferred tax assets (liabilities) as at December 31, 2019	Recognized in net loss	Business combination	Foreign currency exchange differences	Deferred tax assets (liabilities) as at December 31, 2020
	$	$	$	$	$
Deferred tax assets
Intangible assets	(2,944)	6,061	—	—	3,117
Net operating tax losses carried forward	2,009	277	—	—	2,286
Other	597	1,302	—	—	1,899
Accrued liabilities	2,834	(1,024)	—	—	1,810
Total deferred tax assets	2,496	6,616	—	—	9,112

Deferred tax liabilities
Intangible assets	(14,590)	4,071	(41,650)	(2,098)	(54,267)
Property and equipment	1,332	(2,105)	—	—	(773)
Deferred costs	(408)	16	—	—	(392)
Unrealized foreign currency exchange	(1,806)	1,806	—	—	—
Total deferred tax liabilities	(15,472)	3,788	(41,650)	(2,098)	(55,432)
Total net deferred tax assets (liabilities)	(12,976)	10,404	(41,650)	(2,098)	(46,320)
The deferred income taxes are presented on the consolidated statements of financial position as follows:

	2021	2020
	$	$
Deferred tax assets	13,036	3,785
Deferred tax liabilities	(71,100)	(50,105)
	(58,064)	(46,320)
Unrecognized deferred income tax assets balances are as follows:

	2021	2020
	$	$
Net operating tax losses carried forward	24,865	27,082
Deductible temporary differences, including capital losses	12,132	11,645

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
The net operating tax losses carried forward for which no deferred income tax asset was recognized expire as follows:

As at December 31, 2021	Gross amount of net operating tax losses carried forward	Tax-effected	Expiry Period
	$	$
Expire	92,412	24,436	2031 to 2041
Never expire	2,413	429	N/A
	94,825	24,865

As at December 31, 2020	Gross amount of net operating tax losses carried forward	Tax-effected	Expiry Period
	$	$
Expire	102,196	27,082	2039 to 2040
The deductible temporary differences and capital losses do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of those items because it is not probable that future taxable profit will be available in those jurisdictions against which the Company can utilize these benefits.
The Company has not recognized deferred tax liabilities for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings may become taxable. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to corporate and/or withholding taxes.
19. Net income (loss) per share
Prior to the TSX listing on September 22, 2020, the Company had three categories of potential dilutive securities: convertible liability-classified shares, unsecured convertible debentures due to shareholders and stock options. Since the TSX listing, stock options, RSUs and PSUs are considered to be potentially dilutive.
Diluted net income (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive. For the year ended December 31, 2021, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income per share. As a result of net loss incurred for the year ended December 31, 2020, all potential dilutive securities have been excluded from the calculation of diluted loss per share because including them would be anti-dilutive.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

	2021	2020
	$	$
Net income (loss) attributable to common shareholders of the Company (basic and diluted)	102,293	(106,230)
Weighted average number of common shares outstanding – basic*	139,729,116	98,681,060
Effect of dilutive securities	4,712,386	—
Weighted average number of common shares outstanding – diluted*	144,441,502	98,681,060
Net income (loss) per share attributable to common shareholders of the Company:
Basic	0.73	(1.08)
Diluted	0.71	(1.08)
* The weighted average number of common shares outstanding prior to the TSX listing has been adjusted to take into consideration the Reorganization discussed in Note 14.
20. Operating segments
The Company has one reportable segment, the provision of technology solutions to merchants and partners in the North American and international payment processing markets.
Geographic information
The Company provides payment processing services in North America, Europe, Middle East and Africa, Latin America and Asia-Pacific.
In presenting the geographic information, revenue has been based on the billing location of merchants and non-current assets were based on the geographic location of the assets.

	2021	2020
	$	$
Revenue
North America	301,257	183,803
Europe, Middle East and Africa	394,758	176,771
Latin America	22,841	10,771
Asia Pacific	5,670	4,881
	724,526	376,226
Non-current assets exclude financial assets and deferred tax assets, when applicable.

	2021	2020
	$	$
Non-current assets
Canada	1,083,594	1,107,228
United States	252,577	56,488
European Union	552,372	342,208
United Kingdom	225	284
Rest of the world	5,547	5,681
	1,894,315	1,511,889

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
21. Financial instruments and commitments
The Company’s main financial risk exposure is detailed as follows:
a)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is therefore exposed to liquidity risk with respect to all of the financial liabilities recognized on the consolidated statements of financial position.
The Company manages its liquidity risk by monitoring its operating requirements. The Company prepares budget and cash forecasts to ensure it has sufficient funds to fulfill its obligations.
The following are the contractual maturities of financial liabilities and purchase commitments, including estimated interest payments, as at December 31, 2021:

	Contractual cash flows
	Carrying amount	Total	Less than 1 year	1 to 5 years	More than 5 years
	$	$	$	$	$
Trade and other payables (excluding sales tax)	91,490	91,490	91,490	—	—
Due to merchants	720,874	720,874	720,874	—	—
Credit facilities	500,282	557,591	20,402	537,189	—
Lease liabilities	8,313	11,258	3,290	6,078	1,890
Other liabilities (a)	17,736	16,540	12,317	4,223	—
Contractual commitments	—	3,899	1,098	2,801	—
	1,338,695	1,401,652	849,471	550,291	1,890
Segregated funds	(720,874)	(720,874)	(720,874)	—	—
	617,821	680,778	128,597	550,291	1,890
(a) Other liabilities includes deferred revenue which will not require contractual cash flows.
As at December 31, 2021, the Company had $748,576 of cash and unused credit facilities of $385,000.
b)Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s cash, trade and other receivables, advances to third parties and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.
Impairment losses on financial assets recognized in profit or loss were as follows:

	2021	2020
	$	$
Balance – Beginning of year	632	2,602
Written off against reserve	(376)	(2,806)
Net remeasurement of loss allowance	460	836
Balance – End of year	716	632
The credit risk associated with cash, processor deposits and segregated funds is limited because they are maintained only with regulated financial institutions.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Trade receivables
The Company provides credit to its customers in the normal course of business. The Company evaluates the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company.
The following table provides information regarding the exposure to credit risk and expected credit loss for trade receivables as at December 31, 2021:

	Weighted-average loss rate	Gross carrying amount	Loss allowance
	%	$	$
Current (not past due)	0.1	33,298	40
1-30 days past due	10.4	657	68
31-60 days past due	4.2	554	23
More than 60 days past due	60.2	972	585
		35,481	716
The following table provides information regarding the exposure to credit risk and expected credit loss for trade receivables as at December 31, 2020:

	Weighted-average loss rate	Gross carrying amount	Loss allowance
	%	$	$
Current (not past due)	0.2	25,836	44
1-30 days past due	8.3	446	37
31-60 days past due	17.9	140	25
More than 60 days past due	60.7	867	526
		27,289	632
The impaired trade receivables are mostly due from customers that are experiencing financial difficulties.
There is a significant concentration of credit risk as of December 31, 2021, with respect to the Company’s receivables from its main processors, which represented approximately 37% (2020 – 39%) of trade and other receivables.
Advances to third parties
The credit risk associated with the advances to third parties is limited because the advances are repaid by financial institutions when the Company becomes entitled to payment under the agreements.
c)Market risks
Market risk is the risk that the Company will incur losses arising from adverse changes in underlying market factors, including interest and foreign currency exchange rates.
Foreign currency risk

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the US dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company’s operating results.
Approximately 54% of the Company’s revenues and approximately 32% of its expenses are in currencies other than the US dollar. The Company does not enter into arrangements to hedge its foreign currency risk. The main other currencies are the Euro ("EUR") and the British Pounds ("GBP") which represented respectively 16% and 11% of the Company's revenues.
The following table provides an indication of the Company’s significant foreign exchange currency exposures as stated in US dollars at the following dates:

	CAD	EUR	GBP	Other	Total
	$	$	$	$	$
December 31, 2021
Cash	2,265	40,490	9,483	16,934	69,172
Trade and other receivables	5,800	6,229	1,530	4,310	17,869
Trade and other payables	(16,463)	(28,979)	(2,261)	(27,885)	(75,588)
Lease liabilities	—	(381)	—	(3,767)	(4,148)
Net financial position exposure	(8,398)	17,359	8,752	(10,408)	7,305

December 31, 2020
Net financial position exposure	(8,601)	6,739	8,513	(611)	6,040
A 10% strengthening of the above currencies against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	CAD	EUR	GBP	Other	Total
	$	$	$	$	$
2021
Increase (decrease) on equity and net income	(840)	1,736	875	(1,041)	731

2020
Increase (decrease) on equity and net loss	(860)	674	851	(61)	604
A 10% weakening of the foreign currencies against the US dollar would have an equal but opposite effect.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company’s exposure to interest rate risk as at December 31, 2021 and 2020 is as follows:

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Cash	Variable interest rate
Advances to third parties	Note 7
Processor deposits	Variable interest rate
Loans and borrowings	Note 12
Other liabilities	Note 11
Unsecured convertible debentures due to shareholders	Note 13
Liability classified common and preferred shares	Note 14
The Company does not account for any fixed interest-rate financial assets or financial liabilities at FVTPL.
All other loans and borrowings bear interest at floating rates, and the Company is therefore exposed to the cash flow risk resulting from interest rate fluctuations.
Based on currently outstanding loans and borrowings at floating rates, an increase of 100 basis points in interest rates at the reporting date would have resulted in a decrease of $3,719 in profit or loss in 2021 (2020 – $2,119). A decrease of 1% in 2021 would have had no impact on interest expense as the current effective rate is the floor rate of the agreement. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.
22. Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.
Financial assets and financial liabilities
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
•Level 1: defined as observable inputs such as quoted prices in active markets.
•Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.
As at December 31, 2021 and December 31, 2020, financial instruments measured at fair value in the consolidated statements of financial position were as follows:

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

	Notes	Fair value hierarchy	December 31, 2021	December 31, 2020
			$	$
Advances to a third party independent sales organization	7	Level 3	16,616	46,680
LPP put option liability	11	Level 3	531	1,036
Investments		Level 3	1,148	1,148
Investments		Level 1	1,112	1,093
Contingent considerations	4, 11	Level 3	3,004	—

The following table presents the changes in level 3 items for the years ended December 31, 2021 and 2020:

	Advances to a third party independent sales organization	LPP put option liability	Investments	Contingent considerations
	$	$	$	$
Balance at December 31, 2019	51,175	1,453	1,148	8,470
Payment	—	—	—	(6,000)
Merchant residuals received, net of interest on advances to a third party	(7,222)	—	—	—
Acquisition	3,240	—	—	—
Fair value remeasurement	(513)	(417)	—	(2,470)
Balance at December 31, 2020	46,680	1,036	1,148	—
Business combinations	—	—	—	3,004
Merchant residuals received, net of interest on advances to a third parties	(6,468)	—	—	—
Settlement of advances to a third party	(23,687)	—	—	—
Fair value remeasurement	91	(505)	—	—
Balance at December 31 2021	16,616	531	1,148	3,004
Fair value remeasurement is recognized in selling, general and administrative expenses. Below are the assumptions and valuation methods used in the level 3 fair value measurements:
•the fair value assumptions and method used for the advances to a third party independent sales organization are disclosed in note 7.
•Contingent considerations outstanding as at December 31, 2021 include the Base and the Mazooma contingent considerations. The fair value of contingent considerations is determined using a formula specified in the purchase agreement. The main assumption is the forecast of expected future cashflows. Changes made to the initial purchase price allocation of Base to reflect facts and circumstances that existed at the acquisition date are disclosed in note 4.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Varying the estimated growth rate for Base contingent consideration to reflect a 2% increase or decrease would have the following effects on the carrying balance.

	December 31, 2021
	Increase	Decrease
	$	$
Effect in change in assumption on
Base contingent consideration	86	(80)
Varying the estimated growth rate or the discount rate of the Mazooma contingent consideration to reflect a 2% increase or decrease would not have any effects on the carrying balance of nil.
•The LPP contingent consideration was fully paid as at March 31, 2020.
Varying the discount rate for advances to a third party independent sales organization to reflect a 2% increase or decrease would have the following effects on the carrying balance.

	December 31, 2021
	Increase	Decrease
	$	$
Effect in change in assumption on
Advances to third party independent sales organization	(1,108)	999

	December 31, 2020
	Increase	Decrease
	$	$
Effect in change in assumption on
Advances to third party independent sales organization	(2,895)	3,225
23. Related party transactions
Transactions with key management personnel
Key management personnel compensation comprises the following:

	2021	2020
	$	$
Salaries and short-term employee benefits	5,861	4,369
Share-based payments	23,895	5,955
	29,756	10,324

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
Other related party transactions

		Transaction value		Balance outstanding December 31,
		2021	2020	2021	2020
		$	$	$	$
Expenses – Travel	(i)	305	1,907	28	—
Unsecured convertible debentures due to shareholders	(ii)	—	15,503	—	—
		305	17,410	28	—
(i)In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
(ii)In August 2019, unsecured convertible debentures were issued by the Company to certain shareholders. As part of the TSX listing in September 2020, an amount of $30,180 in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company, and the remaining balance of $93,384 was repaid with the cash proceeds of the TSX listing (note 13).
24. Supplementary cash flow disclosure

	2021	2020
	$	$
Changes in non-cash working capital items:
Trade and other receivables	4,426	(2,091)
Inventory	(1,197)	115
Prepaid expenses	(3,476)	(1,156)
Contract assets	(1,720)	(1,853)
Trade and other payables	24,951	8,663
Other current and non-current liabilities	(1,380)	(5,959)
	21,604	(2,281)
25. Capital disclosures
The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the Company’s credit facilities. The capital management objectives remain the same as the prior year.
The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash. The Company’s use of capital is to finance working capital requirements, capital expenditures and business acquisitions. The Company funds those requirements out of its internally generated cash flows and funds drawn from its long-term credit facilities.
The primary measure used by the Company to monitor its financial leverage is its total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement. Under its first lien credit facilities (note 12), the Company must maintain a total leverage ratio of less than or equal to 7.50 : 1.00 on December 31, 2021. As at December 31, 2021, the Company was in compliance with this requirement.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)
In order to maintain or adjust its capital structure, the Company may issue or repay loans and borrowings, issue shares, repurchase shares or undertake other activities as deemed appropriate in specific circumstances.
The Company does not currently pay dividends. Currently, the Company’s general policy on dividends is to retain cash to finance future growth.
26. Contingencies
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Consolidated Financial Statements.
27. Subsequent events
a)Put option exercise notice
On February 4, 2022, the Company received a put option exercise notice from the LPP NCI unitholders which obligates the Company to purchase the remaining 40% interest in LPP at fair market value. The notice provides a 60-day period to close the transaction.
b)Normal Course Issuer Bid ("NCIB")
On March 7, 2022, the Board approved a normal course issuer bid to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws.